

April 11, 2024

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

> **Re: Accelerant Holdings**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted April 1, 2024**
> **CIK No. 0001997350**

Dear Jeff Radke:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

There is U.S. federal income tax risk associated with reinsurance, page 56

1. We note that you no longer disclose that you have made a 953(d) election. Revise this risk factor to provide investors with more disclosure about the extent to which you are reliant on cash flows between your U.S. insurers and Accelerant Re Cayman or other subject reinsurers.

<u>The sale or availability for sale of substantial amounts of our Class A common shares, page 61</u>

2.   We note your disclosure that Mr. Radke entered a loan agreement with third-party lenders. Revise this section to disclose whether the loan is currently performing under its terms, including any scheduled repayments.

<u>Certain Material Tax Considerations, page 219</u>

3.   Please tell us the status of Accelerant Re Cayman's 953(d) election. If additional material risks or material adverse effects could result from Accelerant Re Cayman's 953(d) election status, please include risk factor disclosure as appropriate. Please also describe here or elsewhere as appropriate the steps you have taken to mitigate the effects of the BEAT.

   Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert A. Ryan, Esq.